                                  FORM 10-SB

                  General Form for Registration of Securities
                           of Small Business Issuers
                         Under Section 12(b) or (g) of
                      the Securities Exchange Act of 1934



                              PETREX CORPORATION
                         -----------------------------
                        (Name of Small Business Issuer)



                  Nevada                                  87-0382438
             ----------------                            ------------
      (State or Other Jurisdiction of                   I.R.S. Employer
      Incorporation or Organization)                 Identification Number


                              1408 Roseland Blvd.
                              Tyler, Texas 75701
               -------------------------------------------------
          (Address of Principal Executive Offices including Zip Code)


                                (903) 597-8602
                                --------------
                          (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:  None


Securities to be Registered Under Section 12(g) of the Act:  Common Stock
                                $.001 Par Value
                               (Title of Class)

                                    PART I

     This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business. These forward looking-statements are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of factors described in this section and "Business Risks," including among others the ability of the Company to find a suitable company for a business combination.

ITEM 1.    DESCRIPTION OF BUSINESS.

     Petrex Corporation (the "Company" or "Petrex") is a Nevada corporation defined in SFAS No. 7 as a development stage enterprise since it has no significant assets or operations. The Company's office is located at 1408 Roseland Blvd., Tyler, Texas 75701. The Company has been involved in various enterprises in the past primarily in the oil and gas industry and in cosmetic surgery. Presently, the Company's business plan is to attempt to locate another company for the purpose of a business combination of the companies.

     The Company has operated under several different names starting from its inception. The Company was originally organized in the State of Utah on May 13, 1981, under the name "Oro Rico, Ltd." ("Oro Rico"). On August 16, 1994, the Company was merged into Tierra Rica, Ltd., a Nevada corporation organized on May 7/th/, 1993 ("Tierra Rica"), for the purpose of changing its domicile to the State of Nevada. The surviving company was Tierra Rica and its Articles of Incorporation are the same used by the Company today. On August 17, 1994, Petrex Corporation was organized in the State of Utah and in September of 1994, Petrex Corporation merged with Tierra Rica with Tierra Rica being the surviving corporation. On October 24, 1994, the Company filed a Certificate of Amendment with the Secretary of State of the State of Nevada, whereby it changed its name to "Petrex Corporation". In November of 1998, the Company amended its Articles of Incorporation changing its name from Petrex Corporation to Institute of Cosmetic Surgery, Inc. In July of 2000, the Company again amended its Articles of Incorporation and changed the name of the Company back to the Petrex Corporation.

     In April of 1999, the Company, G.W. McDonald, and Cecil C. Wall entered into a Stock Purchase Agreement with I.C.S.C., Inc. and Abdel K. Fustok, M.D. (hereinafter referred to as "ICSC") for the purpose of involving the Company in the cosmetic surgery business. After the Stock Purchase Agreement was entered into significant differences arose between the parties to the agreement and the parties agreed to rescind the Stock Purchase Agreement. The rescission was handled pursuant to a Settlement and Rescission Agreement that placed the parties to the Stock Purchase Agreement in the position they were in prior to the Stock Purchase Agreement. Dr. Abdel K. Fustok, the principal shareholder of I.C.S.C. was allowed to retain half of the shares he acquired from G.W. McDonald under the Stock Purchase Agreement. During the period that the Stock Purchase Agreement was in force the Company had no significant operations.

     In fact, during the past three years the Company has been in the developmental stage and has had no significant operations other than issuing shares for financing the preparation of financial statements and the filing of this 10SB.

     The Company has voluntarily elected to file this form 10SB for the purpose of becoming a fully reporting company under the Securities Exchange Act of 1934 thereby making the Company attractive for a business combination. A business combination that the Company desires to make with another suitable company will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the company combining with Petrex will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with another company for a business combination.

Bankruptcy, receivership or similar proceedings
-----------------------------------------------

     Neither the Company nor any of its predecessors has been subject to any bankruptcy, receivership or similar proceeding.

Benefits Achieved by Combining With Another Company
---------------------------------------------------

     There are certain perceived benefits to being a reporting company with a class of publicly traded securities. Some of these benefits are the ability to use registered securities to make acquisitions of assets or businesses, increased visibility in the financial community, the facilitation of borrowing from financial institutions, improved trading efficiency of a company's stock, shareholder liquidity, greater ease in raising additional capital, market valuation of stock options for compensating key employees and enhancement of the corporate image.

Business Entities That May Be Interested in a Business Combination with Petrex
------------------------------------------------------------------------------

     A business entity, if any, which may be interested in a business combination with Petrex may include any of the following:

  1. A company that desires to go public for the purpose of having its securities used for the acquisition of assets or other businesses;

  2. A company that is unable to find an underwriter for its securities or is unable to find an underwriter to sell its securities on terms acceptable to the company;

  3. A company that desires to become public with less dilution of its common stock than would occur upon an underwriting;

  4. A company that believes it can obtain investment capital on more favorable terms after it has become public;

  5. A foreign company that may desire to enter the equity markets of the United States;

  6. A special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;

  7. A company that desires to become public in less time than would be required for a registration statement.

  8. A company that may desire any other benefits associated with being a company with publicly trading securities.

     A business combination will normally involve the transfer to the shareholders of the combining company a majority of the issued and outstanding stock of Petrex along with having the combining company replace the board of directors and officers of Petrex with its own directors and officers.

     No assurances can be given that the Company will be able to enter into a business combination, or the nature of the company that will be combining with Petrex. Further, no assurance can be given that if Petrex is successful in combining with another company what the nature of the terms and conditions will be that are negotiated by Petrex for the business combination.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     Minimal Operating History and Very Few Assets.  Although, the Company was
     ---------------------------------------------
organized in 1981 the Company has had a minimal operating history and has no significant assets. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. As a result the Company will be operating at a loss until at least a business combination with another company can be completed. There is no assurance that the Company can identify another company for a business combination nor that the business combination can be consummated.

     Speculative Nature of the Company's Business.  The success of the Company's
     --------------------------------------------
proposed plan of operation will depend to a great extent on the operations, financial condition and management of the target company to be combined with. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

     Competition for Business Combinations.  The Company is and will continue to
     -------------------------------------
be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

     Impracticability of a Thorough Investigation.  The Company's limited funds
     ---------------------------------------------
and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will however, require audited financial statements from a company it intends to combine with.

     No Agreement for Business Combination or Other Transaction.  The Company
     -----------------------------------------------------------
has no arrangement, agreement or understanding with respect to engaging in a merger, joint venture or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company.

     No Standards for Business Combination.  The Company has not established a
     --------------------------------------
specific length of operating history or a specified level of earnings, assets, net worth or other criteria, which it will require a target business opportunity to have achieved. Accordingly, the Company may enter into a business combination with another business having no significant operating history. In addition, the target company may have had no history of earnings, have limited assets a negative net worth or other characteristics that are associated with development stage companies.

     Continued Management Control, Limited Time Availability.  While seeking a
     --------------------------------------------------------
business combination, none of the management will be devoting their full time to such an enterprise. None of the officers have entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company does not have key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of the management team would adversely affect the opportunity of a business combination for the Company. See "Directors, and Executive Officers".

     Conflicts of Interest - General.  Officers and directors of the Company may
     --------------------------------
participate in business ventures, which could be deemed to compete directly with
the Company.   Additional conflicts of interest and non-arms length transactions may also arise in the event the officers or directors are involved in the management of any firm with which the Company transacts business. Management does not plan to seek a merger with, or acquisition of, any entity in which management serves as officers, directors or partners, or in which they or their family members own or hold any direct or indirect ownership interest.

     Affiliation With Other Development Stage Companies.  Officers and Directors
     ---------------------------------------------------
of the Company may be affiliated with other development stage companies such as Petrex. In the event that management identifies a candidate for a business combination, and the candidate expresses no preference for a particular company, management may make a business combination with another development stage company that it is associated with. As a result, there can be no assurance that there will be sufficient business opportunities to consummate a business combination for Petrex.

     Reporting  Requirements May Delay or Preclude Acquisition.  Sections 13 and
     ----------------------------------------------------------
15(d) of the Securities Exchange Act of 1934 require reporting companies to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company.

Acquisition prospects that do not have or are unable to obtain the required audited statements may be inappropriate for acquisition so long as the reporting requirements of the Securities Exchange Act of 1934 are applicable.

     Lack of Diversification.  The Company's proposed operations, even if
     ------------------------
successful, will in all likelihood result in the Company engaging in a business combination with another company. Consequently, the Company's activities may be limited to those business opportunities engaged in by the target company. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the operations.

     International Business Risk.  If the Company enters into a business
     ----------------------------
combination with a foreign company, the Company will be subject to risks inherent in business operations outside of the United States. Such risks include, for example, currency fluctuations, regulatory problems, punitive tariffs, unstable local tax policies, trade embargoes, risks related to shipment of raw materials and finished goods across national borders and cultural and language differences. Foreign economies may differ favorably or unfavorably from the United States economy in growth of gross national product, rate of inflation, market development, rate of savings and capital investment, resource self-sufficiency and balance of payments positions, and in other respects.

     Probable Change in Control and Management.  A business combination
     ------------------------------------------
involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's common stock held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or all the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Dilution of Present Shareholders After Business Combination.  The Company's
     ------------------------------------------------------------
plan for a business combination would be with another private company that would most likely result in the private company's shareholders owning a majority interest of the outstanding shares of the combined company. As a result the percentage ownership of the present shareholders in Petrex would be substantially diluted if the Company is successful in completing a business combination.

     Taxation.  Federal and state tax consequences will, in all likelihood, be
     ---------
major considerations in any business combination undertaken by the Company. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes, which may have an adverse effect on both parties to the transaction.

PRINCIPAL PRODUCTS AND SERVICES

  The primary activities by the Company are to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company for ownership in the target company resulting in a business combination.

Distribution Methods of the Products or Services.
-------------------------------------------------

  Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger. The Company presently does not have any company as a target for a business combination nor does the Company presently have any products or services.

COMPETITIVE BUSINESS CONDITIONS

  Competitors include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity under the circumstances; however, the Company, will be at a competitive disadvantage in competing with companies that have recently completed an initial public offering, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal Suppliers.
---------------------------------------------------------------------------

  Since the Company does not have any products or services it does not presently require any raw materials and therefore, has no dependence on any one supplier or customers to purchase products.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or
-----------------------------------------------------------------------------
Labor Contracts.
----------------

  The Company does not have any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. In addition, the Company is not presently involved in any research or development.

Need for any Governmental Approval of Principal Products or Services.
---------------------------------------------------------------------

  The Company currently produces no products or services; therefore, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on Business.
--------------------------------------------------------------------

  The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

  The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

  Presently environmental laws are not applicable to the Company, however, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

  The Company presently has no full-time employees; however, management will devote whatever time they deem necessary to evaluate different business opportunities for a business combination. Management of the Company also expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating companies for a business combination. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in a specific business combination.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plain of Operation
------------------

  The Company is presently a development stage company conducting virtually no business operation, other than its efforts to effect a business combination with a target business which the Company considers to have significant growth potential. Currently, the Company does not engage in any operation or receive any cash flow. The Company will carry out its plan of business as discussed above. See "Description of Business". The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the target business combining with the Company.

     During the last year, the Company has received $15,400 from financing activities wherein the Company received the funds for issuance of stock to Cecil Wall and G.W. McDonald. Mr. McDonald and Mr. Wall also were reimbursed by the issuance of common stock in the Company for consulting services and payment of
Company expenses in the amount $17,448.   Most of the expenses were related to
the Settlement and Rescission Agreement described under "Description of Business".

     With the exception of certain other professional fees and costs related to the filing of this Form 10-SB and fees and expenses related to a business combination, the Company expects that it will incur minimal operating costs. However, presently the Company does not have sufficient cash flow and current cash in the bank to meet its expected expenses in the next 12 months. Therefore, the Company will have to raise additional funds through the issuance of stock or obtain a loan to meet the expenses it will likely incur within the next 12 months. In the event the Company depletes its present cash reserves prior to the effectuation of a business combination, the Company may cease operations and a business combination may not occur. No commitments of any kind are made by management as to whether the Company will be able to raise additional funds to meet its ongoing expenses within the next 12 months. There are no agreements or understandings of any kind with respect to any loans from officers or directors of the Company on behalf of the Company. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses. In the event the Company elects to raise additional capital prior to the effectuation of a business combination, it expects to do so through the private placement of restricted securities rather than through a public offering. The Company does not currently contemplate making a Regulation S offering.

     Since the Company's cash reserves are minimal, officers and directors of the Company are compensated by the Company by issuance's of stock in lieu of cash. See "Executive Compensation". Presently, there are no arrangements or anticipated arrangements to pay any type of additional compensation to any
officer or director in the near future.   Regardless of whether the Company's
cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance's of stock in lieu of cash. See "Certain Relationships and Transactions".

Results of Operations.
----------------------

     The Company has had no material operations since inception. Losses were ($22,064) and ($7,013) respectively, for the fiscal years ended March 31, 2001, and 2000. 2001 losses resulted from the issuance's of shares of common stock of the Company for services rendered and Company expenses paid for by directors. These services primarily related to maintaining the Company in good standing and "due diligence" activities with respect to its history and consulting services used in obtaining the Settlement and Rescission Agreement. See "Certain
Relationships and Related Transactions".   Losses for 2000, were generated
primarily from maintaining the Company in good standing, maintaining shareholder communications and expenses related to the ongoing operation of the Company.

Liquidity.
----------

     As of March 31, 2001, the Company had cash of $1,515 from the cash contribution made by certain directors of the Company. See "Certain Relationships and Related Transactions" and Note 5 to the Financial Statements. The Company had no liquidity during the fiscal year ended March 31, 2000. The Company presently does not have enough cash to meet its intended expenses for the next 12 months and therefore, will need to raise additional capital either by loans or issuance of common stock. The Company presently has no loan agreements with any officer or director.

ITEM 3.  DESCRIPTION OF PROPERTY.

     The executive and business office of the Company consists of office space located at 1408 Roseland Blvd., Tyler Texas 75701. The office space is owned by G.W. McDonald, the President of the Company. Currently, the Company is not charged for using the office space of Mr. McDonald. The Company believes this office space is adequate to serve its needs until such time as a business combination occurs. The Company also expects to be able to utilize the office of G.W. McDonald until such time as a business combination is consummated. The Company has no other property that it uses or owns.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by each person or group that is known by the Company to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of the Company, each person named in the Summary Compensation Table, and all directors and executive officers of the Company as a group as of March 31, 2001. Unless otherwise indicated, the Company believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Common Stock beneficially owned by them, where applicable.

Title of   Name and Address of        Amount and Nature     Percent
Class      Beneficial Owner           of Beneficial Owner   of Class

Common     GW McDonald                    2,407,930           27.42%
           1408 Roseland Blvd.
           Tyler, Texas 75701

Common     Patricia A. McDonald               0                 0.0%
           1408 Roseland Blvd.
           Tyler, Texas 75701

Common     Cecil C. Wall                  2,206,280           25.13%
           685 West Escalante Drive
           St. George, Utah 84790

All Directors and Officers
 as a Group
(3 Persons)                               4,614,210           52.55%

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     The directors, executive officers and significant employees of the company are as follows:
                                                 POSITION
     NAME                    AGE                 WITH COMPANY
     ----                    ---                 ------------

     G.W. McDonald           66                  President & Director
     Cecil C. Wall           70                  Vice President & Director
     Patricia A. McDonald    64                  Secretary, Treasurer & Director

          Note: G.W. McDonald and Patricia A. McDonald are husband and wife.

     G.W. McDonald serves as the Company's President and a member of the Board of Directors. In 1955 he received his B.S. Degree in Geology from Sul Ross
University in Alpine, Texas.   From 1960 to 1975 he was employed by Shell Oil
Company and from 1975 to 1980 with Exxon. In 1980, he founded the oil and gas exploration company, Roseland Oil & Gas, Inc. and served as its President until 1987. From 1987 to 1994, he was self-employed and pursued his own interests primarily in the oil and gas business. In 1994, he became the President of Ferex Corporation and served in that position until 1998 when Ferex was sold for cash. After 1998 and to the present, Mr. McDonald has pursued his own investment interests, while serving as Petrex's President since April 2000.

     Cecil C. Wall has served as the Company's Vice President, and a member of the Board of Directors since April 2000. Mr. Wall has also been Vice President and a member of the Board of Directors for Brenex Oil Corporation, a small oil and gas producing company located in St. George, Utah since April 1998. Prior to April 1998, Mr. Wall has been involved in his own investments and has been semi-retired. From 1969 to 1984 Mr. Wall was CEO and founder of Altex Oil Corporation. Mr. Wall attended Utah State University, in Logan Utah from 1951 to 1952.

     Patricia A. McDonald serves as the Company's Secretary, and Treasurer along with being a member of the Board of Directors. In 1990, Mrs. McDonald co-founded Taste of the Southwest, Inc., a company that manufactures and distributes specialty foods. Since 1990, Mrs. McDonald has served as the
President of Taste of the Southwest, Inc.   Taste of the Southwest, Inc. sells a
wide line of specialty Southwest types of foods throughout the U.S. and has its sales office located in the World Trade Center in Dallas, Texas and its manufacturing and shipping facility in Tyler, Texas. Mrs. McDonald has attended Sul Ross University.

ITEM 6.  EXECUTIVE COMPENSATION

      No cash compensation was paid to any of the Company's executive officers during the fiscal year ended March 31, 2001. No cash compensation has been paid to any of the present executive officers during the fiscal year ending March 31, 2000. It is not expected any such compensation will be paid during the remainder of 2001. However, the Company, in a Board meeting held on September 5, 2000, issued common shares to Cecil Wall for past consulting services rendered by him of $14,848. See "Certain Relationships and Related Transactions".

     There is currently no policy in place that prevents the Company from compensating G.W. McDonald, Cecil C. Wall, Patricia A. McDonald or any future officer, director or affiliate in the form of the Company's shares of common stock or other non-cash compensation.

     The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

     There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based on compensation for services rendered to the Company.

     The Company presently has not granted options to any of its directors or officers. However, the Company in the future may grant options to officers and directors as determined by the Board of Directors.

     Upon the merger or acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under the "Description of Business" above. In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At the Board meeting described above under "Executive Compensation" held on September 5, 2000, the Board of Directors of the Company issued 1,803,000 common shares to G.W. McDonald and 1,797,200 common shares to Cecil C. Wall. The shares were issued for past services of Cecil C. Wall to the Company along with reimbursing Cecil C. Wall and G.W. McDonald for funds contributed in the past to the Company and additional funds contributed at the meeting by Cecil C. Wall. The Company determined that G. W. McDonald had spent on behalf of the Company an amount of at least $20,915 and Cecil Wall had contributed consulting services of $14,848 and contributed after the meeting a cash amount of $6,000. The Company determined the contribution of Cecil Wall and G. W. McDonald for the shares issued to be $20,915 for G. W. McDonald and $20,848 for Cecil Wall.

     The Company also intends to use office space that will be owned by the Board of Directors. If the office space is leased to the Company it will be leased on terms reasonable for the same kind of office space in the area that it is located.

ITEM 8.  DESCRIPTION OF SECURITIES.

          Qualification.  The following statements constitute brief summaries of
          --------------
the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

          Stock.  The Company has authorized two classes of stock consisting of
          ------
common stock with non-cumulative voting rights and a class of non-voting preferred stock. The Company's Articles of Incorporation authorize it to issue up to 75,000,000 (seventy-five million) Shares of its Common Stock, which carry a par value of $0.001 per Share. The Company is authorized to issue up to 50,000,000 of its preferred shares that have no designated par value. Presently, none of the Company's preferred shares are issued and outstanding.

         Liquidation Rights. Upon liquidation or dissolution, each outstanding Common Share will be entitled to share equally in the assets of the Company legally available for the distribution to shareholders after the payment of all debts and other liabilities.

         Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially will follow a policy of retained earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

         Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

         Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

         Transfer Agent. The Company's transfer agent is Merit Transfer Company whose address is 68 South Main Street, Suite 708, Salt Lake City, Utah 84101. The phone number of Merit Transfer Company is (801) 531-7558.

         The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share, or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that broker or dealer approve a person's account for transactions in penny stocks; and, (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and
(ii) make a reasonable determination that the transaction(s) in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlighted form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investors prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and registered representative, current quotations for the securities and the rights and remedies available to an investor in case of fraud in penny stock transaction. Finally, monthly statements have to be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks.

PART II
-------

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          The Company trades on the over-the-counter market. The range of high and low bid information as set forth below for the shares of the Company's stock for the last two complete fiscal years are approximations, as reported by Bloomberg.com. Such quotations represent prices between dealers, do not include retail markup, markdown or commission, and do not represent actual transactions.

Year Ended March 31, 2001              High      Low
-------------------------              ----      ---

First Quarter                         $0.045    $ 0.03
Second Quarter                          0.05      0.03
Third Quarter                           0.10     0.005
Fourth Quarter                          0.50     0.025

Year Ended March 31, 2000              High      Low
-------------------------              ----      ---

First Quarter                         $0.025    $0.015
Second Quarter                          0.03     0.015
Third Quarter                          0.035      0.01
Fourth Quarter                         0.025     0.015

          As of March 31, 2001, the Company had issued and outstanding 8,781,167 common shares held by approximately 426 holders of record. Presently, there are no outstanding options or warrants to purchase, or securities convertible into, common equity of the Company.

          The Company being a development stage company or sometimes called a blank check company cannot rely on Rule 144 of the Securities Act of 1933 for the resale of its restricted securities pursuant to the opinion of the SEC Division of Corporate Finance. The shares issued to the officers of the Company in the September 5th, 2000, Board of Directors Meeting (See "Certain Relationships and Related Transactions") are restricted shares. It is the opinion of the SEC Division of Corporate Finance that these shares must be registered prior to resale.

          There have been no cash dividends declared by the Company since its inception. Further, there are no restrictions that would limit the Company's ability to pay dividends on its common equity or that would be likely to do so in the future.

          The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2.  LEGAL PROCEEDINGS.

          The Company is not a party to any legal proceedings, nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

          The Company has had no changes in and/or disagreements with its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

     The most recent sale of unregistered securities by the Company is detailed above in "Certain Relationships and Related Transactions" wherein G.W. McDonald and Cecil C. Wall were issued shares in the Company for services rendered, payment of expenses, and a contribution of capital to the Company to pay ongoing expenses.

     The Company also issued shares under the Stock Purchase Agreement that the Company entered into with ICSC referred to under "Description of Business". Under the Stock Purchase Agreement dated April 1, 1999, 10,373,998 shares of the Company were issued to Dr. Abdel K. Fustok. However, after the Settlement and Rescission Agreement was entered into all 10,373,998 shares were conveyed back to the Company as part of the settlement agreement. The Settlement and Rescission Agreement placed the Company as to its shares in the same position it had been in prior to the Company entering into the Stock Purchase Agreement with ICSC.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
-------

          The Officers and Directors of the Company are accountable to the Company as fiduciaries, and consequently must exercise good faith and integrity in handling its affairs. Law provides that a corporation organized under the laws of the State of Nevada has the power to indemnify its Officers and Directors against expenses incurred by such persons in connection with any threatened, pending or completed action, suit, or proceedings, whether civil, criminal, administrative, or investigative involving such persons in their capacities as officers and directors, so long as such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the Company.

          Because the Bylaws as amended of the Company provide for such indemnification, the foregoing provisions are broad enough to permit the Company to indemnify its Officers and Directors from liabilities that may arise under the Securities Act.

          INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO ITS OFFICERS AND DIRECTORS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933, AND IS, THEREFORE, UNENFORCEABLE.

PART F/S  FINANCIAL STATEMENTS

          The following financial statements required by Item 310 of Regulation S-B are furnished for the period commencing April 1, 2000, and ending March 31, 2001, and the two fiscal years prior to March 31, 2001:

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                             FINANCIAL STATEMENTS

                  For the Years Ended March 31, 2001 and 2000

                               TABLE OF CONTENTS


                                                                     Page
                                                                     ----

Independent Auditor's Report......................................     1

Balance Sheets....................................................     2

Statements of Income..............................................     4

Statements of Changes in Stockholders' Equity.....................     5

Statements of Cash Flows..........................................     6

Notes to Financial Statements.....................................     7

                         INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Petrex Corporation
(Formerly Institute of Cosmetic Surgery, Inc.)


We have audited the accompanying balance sheets of Petrex Corporation (formerly Institute of Cosmetic Surgery, Inc.,) as of March 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Petrex Corporation (formerly Institute of Cosmetic Surgery, Inc.,) as of March 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Petrex Corporation will continue as a going concern. As discussed in Note 6 to the financial statements, under existing circumstances, there is substantial doubt about the ability of Petrex Corporation to continue as a going concern at March 31, 2001. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ Bryant and Welborn, L.L.P.
------------------------------


June 26, 2001

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                                BALANCE SHEETS

                            March 31, 2001 and 2000

Assets                                       2001                   2000
                                   --------------         --------------
Current Assets
  Cash                             $        1,515         $          -0-
  Tax refund receivable                       100                    -0-
  Prepaid Legal fees                        6,100                    -0-
                                   --------------         --------------
     Total current assets                   7,715                    -0-
                                   --------------         --------------

Other assets
  Organizational cost, net                    -0-                    -0-
                                   --------------         --------------
                                   $        7,715         $          -0-
                                   --------------         --------------


                                  (continued)

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                                BALANCE SHEETS

                            March 31, 2001 and 2000

Liabilities and Shareholders' Equity

                                                                   2001                   2000
                                                              --------------         --------------
Current liabilities
                                                              $          575         $        3,644
                                                              --------------         --------------
                                                                         575                  3,644
                                                              --------------         --------------

Commitments and contingencies

Shareholders' equity
  Preferred stock, no par value; 50,000,000
    shares authorized and no shares outstanding                          -0-                    -0-
  Common stock, par value $0.001 per share;
    75,000,000 shares authorized; 8,787,067
    and 5,186,967 shares outstanding at
    March 31, 2001 and 2000, respectively, of which
    4,747,661 are restricted at March 31, 2001                         8,787                  5,187
  Additional paid-in capital                                         162,087                132,839
  Retained earnings (deficit)                                       (163,734)              (141,670)
                                                              --------------         --------------
     Total shareholders' equity                                        7,140                 (3,644)
                                                              --------------         --------------
                                                              $        7,715         $          -0-
                                                              --------------         --------------







The accompanying notes are an integral part of these financial statements.

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                             STATEMENTS OF INCOME

                  For the Years Ended March 31, 2001 and 2000


                                                  2001               2000
                                             --------------     --------------
Revenues                                     $          -0-     $          -0-
                                             --------------     --------------

  Expenses
   Amortization                                         -0-                338
   General and administrative                        22,064              6,675
                                             --------------     --------------
                                                     22,074              7,013
                                             --------------     --------------

(Loss) before provision for income taxes            (22,074)            (7,013)
                                                        -0-                -0-
                                             --------------     --------------
Net (loss)                                   $      (22,074)    $       (7,013)
                                             --------------     --------------



The accompanying notes are an integral part of these financial statements.

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  For the Years Ended March 31, 2001 and 2000

                                                                    Accumulated
                                       Additional     Retained         Other
                            Common       Paid-In      Earnings      Comprehensive
                             Stock       Capital      (Deficit)        Income          Total
                           --------   ------------   -----------   ---------------   ---------
Balance - March 31, 1999   $  5,187   $    126,787   $  (134,657)  $           -0-   $  (2,683)

Capital contributed by
 stockholders                                6,052                                       6,052

Net loss                                                  (7,013)                       (7,013)
                           --------   ------------   -----------   ---------------   ---------

Balance - March 31, 2000      5,187        132,839      (141,670)              -0-      (3,644)

Issuance of stock             3,600         23,248                                      26,848

Capital contributed
 by stockholder                              6,000                                       6,000

Net loss                                                 (22,064)                      (22,064)
                           --------   ------------   -----------   ---------------   ---------

                           $  8,787   $    162,087   $  (163,734)  $           -0-       7,140
                           --------   ------------   -----------   ---------------   ---------


The accompanying notes are an integral part of these financial statements.

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                           STATEMENTS OF CASH FLOWS

                  For the Years Ended March 31, 2001 and 2000


                                                           2001         2000
                                                        ----------   ----------

Cash flows from operating activities
  Net (loss)                                            $  (22,064)  $   (7,013)
  Adjustments to reconcile net (loss) to net
   cash provided by operating activities:
     Amortization                                               -0-         338
     Consulting services rendered and expenses paid
      by stockholders in exchange for stock                 17,448           -0-
     (Increase) decrease in:
       Tax refund receivable                                  (100)          -0-
       Prepaid legal fees                                   (6,100)          -0-
     Increase (decrease) in:
       Accounts payable                                     (3,069)         700
       Accrued Expenses                                         -0-         (77)
                                                        ----------   ----------
Net cash used by operating activities                      (13,885)      (6,052)
                                                        ----------   ----------

Cash flows from financing activities
  Capital contributions by stockholders                      6,000        6,052
  Proceeds from issuance of stock                            9,400           -0-
                                                        ----------   ----------
Net cash provided by financing activities                   15,400        6,052
                                                        ----------   ----------


Net increase in cash and cash equivalents                    1,515           -0-
Cash and cash equivalents at beginning of year                  -0-          -0-
                                                        ----------   ----------

Cash and cash equivalents at end of year                $    1,515   $       -0-
                                                        ----------   ----------



The accompanying notes are an integral part of these financial statements.

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                         NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies

Nature of operations - In prior years, the Company was engaged primarily in the acquisition, development, production, exploration for, and sale of oil and gas in the United States. The Company sold its oil and gas products primarily to domestic pipelines and refineries. However, the Company sold all its oil and gas properties. The Company anticipates to be engaged in the business of acquiring, developing, producing and exploring for oil and gas in the future.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents - Cash and cash equivalents include cash in banks.

Allowance for doubtful accounts - Due to the nature of the Company's business, no allowance for doubtful accounts is necessary.

Long-lived assets - Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset, and long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Organization cost - Organization costs are amortized on a straight-line method over sixty months.

Income taxes - Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes.
As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Note 2 - Name Change

The Company amended its Articles of Incorporation changing its name to Petrex Corporation from Institute of Cosmetic Surgery, Inc.

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                         NOTES TO FINANCIAL STATEMENTS


Note 3 - Income Taxes

For the year ended March 31, 2001 and 2000, the Company had net operating loss carryforwards of $163,304 and $141,240, respectively, that may be offset against future taxable income. The tax loss carryforwards (if not used against taxable income) expire beginning in 2006 and continue through 2021. No deferred tax asset has been reported in the financial statements, however, because the Company believes there is a more likely than not chance that the carryforwards will not be used due to the likelihood that there will be insufficient future taxable income to utilize the net operating loss carryforwards. Accordingly, the $24,500 deferred tax asset resulting from the loss carryforwards has been offset by a valuation allowance of the same amount.

The provision for income taxes consists of the following:


                                                        2001         2000
                                                     ---------    ---------

Current                                              $     -0-    $     -0-
Deferred                                                   -0-          -0-
                                                     ---------    ---------

Provision for income taxes                           $     -0-    $     -0-
                                                     ---------    ---------


The following reconciles the tax provision with the expected provision obtained by applying statutory rates to pretax income:


                                                        2001         2000
                                                     ---------    ---------

Expected tax provision (benefit)                     $  (3,310)   $  (1,052)
Increase in valuation allowance                          3,310        1,052
                                                     ---------    ---------

Tax Provision                                        $      -0-   $      -0-
                                                     ---------    ---------

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                         NOTES TO FINANCIAL STATEMENTS


Note 4 - Supplemental Disclosure of Cash Flow Information


                                                         2001         2000
                                                      ---------    ---------
Supplemental schedule of noncash investing and financing activities:

  Common restricted stock issued in exchange
   for consulting services                            $  14,848    $     -0-
  Common restricted stock issued in exchange
   for expenses paid on behalf of the company             2,600          -0-
                                                      ---------    ---------

                                                      $  17,448    $     -0-
                                                      ---------    ---------

Note 5 - Related Party Transactions

During the years ended March 31, 2001, 2000 and 1999, G.W. McDonald, a stockholder and director of the Company, paid expenses and contributed cash on behalf of the Company of $26,687. During the year ended March 31, 2001, Cecil Wall, a stockholder and director of the Company, rendered consulting services to the Company and contributed cash on behalf of the Company of $20,848. According to the September 5, 2000 minutes of the Board of Directors, it was resolved that G.W. McDonald be issued 1,803,000 common restricted shares of stock and Cecil Wall be issued 1,797,200 common restricted shares of stock for expenses paid on behalf of the Company, cash contributed to the Company and for unpaid services rendered to the Company. These shares were issued out of authorized but unissued shares.

Note 6 - Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $22,064 and $7,013 during the years ended March 31, 2001 and 2000. The Company presently has no source of revenues. Therefore, the ability of the Company to continue as a going concern is dependent on obtaining additional capital and financing. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                              PETREX CORPORATION
                (Formerly Institute of Cosmetic Surgery, Inc.)

                         NOTES TO FINANCIAL STATEMENTS


PART III.           INDEX TO EXHIBITS

          The following Exhibits are filed herewith:

Exhibit No.              Description
-----------              -----------

3(i)                     Articles of Incorporation
                         (with amendments)

3(ii)                    Bylaws



                                   SIGNATURE

          In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PETREX CORPORATION

By:  /s/ G.W. McDonald                            Date: September 24, 2001.
   --------------------------------
   G.W. McDonald, President


The following Exhibits are filed herewith:

Exhibit No.              Description
-----------              -----------

3(i)                     Articles of Incorporation
                         (with amendments)

3(ii)                    Bylaws

     THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA                    ARTICLES OF INCORPORATION
     MAY 07 1993                               OF
                                   TIERRA RICA, LTD

             I, the undersigned, have this day formed a corporation under and by virtue of the laws of the State of Nevada and I do hereby state and certify:

             FIRST: That the name of said corporation shall be;

                               TIERRA RICA, LTD.

             SECOND: That the name and location of the Resident Agent of the corporation is Scott Ockey at 2280 Dant Blvd., Reno, Nevada 89509.

             It is hereby expressly provided that other office or offices for the transaction of the business of the corporation may be maintained at such place or places, either within or without the State of Nevada as may from time to time be named and selected by its Board of Directors, or may be provided in the By-laws of this corporation, and any and all business transacted by Stockholders' of Directors' meeting of said corporation held outside of the State of Nevada shall be as effectual for all purposes as though said meetings were held at the principal office and place of business of said corporation within the State of Nevada.

             THIRD: That the nature of the business and the objects and purpose proposed to be transacted, promoted or carried on by this corporation are as follows:

             Generally to carry on any lawful business or businesses, and to engage in any and every line of activity and business enterprise which the Board of Directors may from time to time deem to be reasonably incident to any of the objects and purposes above named, or to be beneficial or helpful to the interest of this corporation, or which may be calculated, directly or indirectly, to enhance the value of its property, and to carry on any and all of its business and the other operations in any City, County, State, Province, territory or place in the world; and to establish head and branch offices and places of business wherever it may deem advisable; and to do any and all of the matters and things hereinabove set forth to the extent that natural persons might or could do, and in any part of the world, either as persons, agents, contractors, trustees or otherwise, alone or in the company of others.

     FOURTH: That the total authorized capital stock of the corporation shall consist of Seventy-five Million shares of common stock, with a par value of $0.001 all of which shall be non-assessable and, entitled to voting power, and, Fifty Million Shares of Preferred Stock, with no voting power.

     FIFTH: The object and powers specified in any clause contained in these Articles shall not in any wise limit or restrict by reference to, or inference from the terms of any other clause of these Articles; and the foregoing enumeration of powers, as specified, shall not be held to limit or restrict in any manner the general powers of the corporation and the enjoyment thereof as conferred by the laws of the State of Nevada upon corporations organized under the general corporation of said State.

     SIXTH: The members of the governing board shall be styled "Directors", and the number of such directors shall be One (1).

     The Board of Directors, or the stockholders, at any regular meeting or special meeting called for that purpose, by resolution may increase the number of members of the Board of Directors as deemed advisable, provided that the number may not be increased to more than nine (9).

     SEVENTH: The name and post office address of the Director and Stockholder is as follows: George Smith
               68 South Main, Suite 607
               Salt Lake City, Utah 84101

     EIGHTH: The private property of the stockholders of this corporation shall be, and is hereby made, forever exempt from the debts of the corporation.

     NINTH:  This corporation shall have perpetual existence.

     TENTH: The corporation, through its By-laws, shall have power and authority to make such provisions as may from time to time be deemed necessary or advisable for the promotion of the interests of this corporation, and the corporation may through its By-laws, confer such powers, privileges, authorities and duties upon its Board of Directors as it may deem necessary or advisable upon an executive committee or other committees; and this corporation and its Board of Directors shall and may exercise all rights, powers and privileges of whatsoever kind or nature, whether specifically provided herein or not, which may now or hereafter be conferred upon similar corporations organized under and by virtue of the laws of the State of Nevada.

     IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 27th day of April, 1993.
                               ----


                                             /s/ George Smith
                                             -----------------



                           CERTIFICATE OF AMENDMENT
                                      OF
                               TIERRA RICA, LTD.

          On April 22, 1994, Tierra Rica, Ltd. Filed Articles of Incorporation under and virtue of the laws of the State of Nevada.

          An Agreement of Merger between ORO RICO, LTD., a Utah Corporation, and TIERRA RICA, LTD. Was unanimously approved by the Shareholders at a Special Meeting of the Shareholders held on March 7, 1994, and at the Special Shareholder Meeting held on September 12, 1994, the Shareholders authorized the Board of Directors to change the name of TIERRA RICA, LTD. by amending the Articles of Incorporation.

     The following Amendment to the Articles of Incorporation are hereby as follows:

     That the name of said Corporation shall be; "TIERRA RICA, LTD.'

         Is amended to read:
         -------------------

         First:  That the name of said Corporation shall be:
               "PETREX CORPORATION"

         All other articles, Second thru Tenth, shall remain the same.

         Said amendment was unanimously approved by the shareholders on September 12, 1994, by the following vote.
               Shares outstanding 2,083,901            Voted for
                                                       1,758,878 Shares.

         IN WITNESS WHEREOF, The undersigned, newly elected President of TIERRA RICA, LTD. has executed these Articles of Incorporation Amendment this 12th\1\ day of September, 1994.
         ----


                                                   TIERRA RICA, LTD.

         /s/ D.Scott Hays                          BY: /s/ G.W. McDonald
         ----------------                              -----------------
         D. Scott Hays                                 G.W. McDonald,
                                                       President


                         Secretary of State of Nevada
                        CARSON CITY, NEVADA 89701-4786


             Certificate of Amendment to Articles of Incorporation
             -----------------------------------------------------

                        For Profit Nevada Corporations
                        ------------------------------
          (Pursuant to NRS 78385 and 78390- After Issuance of Stock)

                              Remit in Duplicate

     1.  Name of corporation:  Institute of Cosmetic Surgery, Inc.
                               -----------------------------------

     2. The articles have been amended as follows (provide article numbers, if available):

         Article I of the Articles of Incorporation has been amended to read as follows: The name of the Corporation is Petrex Corporation.

     3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 78%

     4.   Signatures:
          -----------

                                              /s/ G.W. McDonald
                                              ------------------------------
                                              President of Petrex Corporation


                                              /s/ Patricia A. McDonald
                                              ---------------------------------
                                              Secretary of Petrex Corporation



                          BYLAWS OF PETREX CORPORATION
                          ----------------------------

                           ARTICLE I - IDENTIFICATION


1.  NAME

    The name of the corporation is Petrex Corporation (the "Corporation").

2.  OFFICES AND REGISTERED AGENT

    The registered agent of the Corporation requited by Nevada law shall be in the State of Nevada. The registered agent may be changed by resolution of the Board of Directors, upon filing the statement required by law.

    The principal office of the corporation shall be at 121 South Broadway, Suite 528, Tyler, Texas 75702 provided that the Board of Directors shall have power to change the location of the principal office in its discretion. The Corporation may also maintain other offices at such places as the Board of Directors may from time to time appoint or as the business of the Corporation may require.

3.  CORPORATE SEAL

    The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, and the words "Corporate Seal."


                           ARTICLE II - SHAREHOLDERS

1.  ANNUAL MEETING

    The annual meeting of the shareholders shall be held on a day designated by the Board of directors and specified in the notice of the meeting. The annual meeting shall be for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated for the annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently maybe.

2.  SPECIAL MEETINGS

    Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by a majority of the Directors, and shall be called by the President at the request of the holders of not less than fifty percent of all the outstanding shares of the corporation entitled to vote at the meeting.

3.  PLACE OF MEETING

    All meetings of shareholders, both regular and special, shall be held either at the registered office of the Corporation or at such other places, as shall be designated in the notice of the meeting.

4.  NOTICE OF MEETING

    Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer of persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United Stated mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

5.   CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE

     For the purpose of determining shareholders entitled to notice of or TO vote at any meeting of shareholders or any adjournment thereof; or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In Lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6.   VOTING LISTS

     The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least ten days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period often days prior to such meeting, shall be kept on file at the registered office of the corporation and shall be subject to inspection by any shareholder at any time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders.

7.   QUORUM

     A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

8.   PROXIES

     At all meetings of stockholders, a stockholders may vote by proxy executed in writing by the stockholders or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.

9.   VOTING

     Each shareholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

10.  INFORMAL ACTION BY SHAREHOLDERS

     Any action required to be taken at a meeting of the shareholders, or any action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting -forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof

11.  NON-CUMULATIVE VOTING

     At each election for directors every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of shares owned by him for as many persons as there are directors to be elected and for whose election he has a right to vote; however, no shareholder shall have the right to cumulate his votes by giving one candidate as many votes as the number of such directors multiplied by the number of his shares shall equal, or by distributing such votes on the same principle among any number of candidates.


                        ARTICLE III-BOARD OF DIRECTORS
                        ------------------------------

1.   GENERAL POWERS

     The business and affairs of the Corporation shall be managed by its Board of Directors. The directors shall in all cased act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the-management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

2.   NUMBER, TENURE AND QUALIFICATIONS

     The number of directors of the corporation shall be at least one, but not more than eleven. Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified. Directors need not be residents of the State of Nevada or shareholder of the Corporation.

3.   VACANCIES

     Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office. Any directorship to be filled by reason of an increase in the number of directors shall be filled by election at an animal meeting or at a special meeting of shareholders called for that purpose.

4.   PLACE OF MEETING

     Meetings of the Board of Directors, annual, regular, or special, may be held either within or without the State of Nevada.

5.   ANNUAL MEETINGS

     The Board of Directors shall meet each year immediately after the annual meeting of the shareholders, at the registered office of the Corporation, for the purpose of organization, election of officers, and consideration of any other business that may properly be brought before the meeting. No notice of any kind to either old or new members of the Board of Directors for this annual meeting shall be necessary.

6.   MANNER OF ACTING

     At all meetings of the Board of Directors, each Director shall have one vote. The act of a majority present at a meeting shall be the act of the Board of Directors, provided a quorum is present.

7.   QUORUM AND TIE BREAKING

     A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as a meeting of the Board of Directors. In the case of an equality of votes each director may choose another person and the two people so selected shall choose one person with the majority vote of the three people chosen deciding the issue that was split between the directors.

8.   RESIGNATION

     A Director may resign at any time by delivering written notification thereof to the President or Secretary of the Corporation. Resignation shall become effective upon its acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten days from the date of its delivery, the resignation shall upon the tenth day be deemed accepted.

9.   PRESUMPTION OF ASSENT

     A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

10.  COMPENSATION

     By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

                             ARTICLE IV OFFICERS
                             -------------------

1.   NUMBER

     The officers of the corporation shall be a President, one or more Vice-Presidents (the number, thereof; to be determined by the Board of Directors), a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more officers may be held by the same person.

2.   ELECTION AND TERM OF OFFICE

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3.   REMOVAL

     Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

4.   VACANCIES

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

5.   PRESIDENT

     The President shall be the principal operating officer of the corporation, and subject to the control of the Board of Directors, shall in general supervise the day-to-day business affairs of the corporation. The President's signature shall be mandatory on any contractual commitments or disbursements of the Corporation. He may sign, with the Secretary or any other proper officer of the corporation thereunto authorized by the Board of Directors, certificates for shares of the corporation, any deeds, notes, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where it shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

6.   THE VICE-PRESIDENTS

     In the absence of the President or in the event of his death, inability or refusal to act, the Vice-President (or in the event there be more than one Vice-President, the Vice-Presidents in the order designated at the time of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice-President shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

7.   THE SECRETARY

    The Secretary shall: (a) keep the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are given in accordance with the provision of these by-laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President, or a Vice-President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (0 have general charge of the stock transfer books of the corporation and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

8.  TREASURER

    If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with surety or sureties as the Board of Directors shall determine. The Treasurer shall: (a) have charge and custody of and be responsible for all fluids and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these by-laws and (b) in general perform all of the duties as from time to time may be assigned to the Treasurer by the President or by the Board of Directors.

9.  ASSISTANT SECRETARIES AND ASSISTANT TREASURERS

    The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President or a Vice-President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

10. SALARIES

    The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the' fact that the officer is also a director of the Corporation.

         ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS
         -------------------------------------------------

1.  CONTRACTS

    The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2.  LOANS

    No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3.  CHECK, DRAFTS, ETC.

    All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall require the signature of the President or Vice President of the Corporation.

4.  DEPOSITS

    All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

       ARTICLE VI- CERTIFICATES FOR SHARES AND THEIR TRANSFER
       ------------------------------------------------------

1.  CERTIFICATES FOR SHARES

    Certificates representing shares of the corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the stockholders, the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the Corporation as the directors may prescribe. The corporation may appoint from time to time transfer agents and registrars, who shall perform their duties under the supervision of the Secretary.

2.  TRANSFER OF SHARES

    (a) Upon the surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office.

    (b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof; except as expressly provided by the laws of this state.


                           ARTICLE VII- FISCAL YEAR
                           ------------------------

    The fiscal year of the corporation shall begin on the first day of April in each year and shall end on the thirty-first day of March in each year.


                            ARTICLE VIII - DIVIDENDS
                            ------------------------

    The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                                  ARTICLE IX
                                  ----------

    Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of these bylaws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.


                  ARTICLE X - OFFICER AND DIRECTOR CONTRACTS
                  ------------------------------------------

     No contract or other transaction between this Corporation and any other corporation shall be affected by the fact that a director or officer of this Corporation is interested in, or is a director or other officer of such other corporation. Any director, individually or with others, may be a party to, or may be interested in any transaction of this Corporation or any transaction in which this Corporation is interested. No contract or other transaction of this Corporation with any person, firm, or corporation shall be affected by the fact that any director of this Corporation (a) is party to, or is interested in such contract, act or transaction; (b) is in some way connected with such person, firm, or corporation. Each person who is now or may become a director of this Corporation is hereby relieved from and indemnified against any liability that might otherwise be obtained in the event such director contracts with this Corporation for the benefit of himself or any firm, association, or corporation in which he may be interested in any way, provided such director acts in good faith.

                          ARTICLE XI-INDEMNIFICATION
                          --------------------------

1.  INDEMNIFICATION

    The Corporation shall indemnify any and all of its directors or officers or former directors or former officers or any person who may serve at its request as a director or officer of another corporation in which it owns shares of capital stock or of which it is a creditor against expenses actually and necessarily incurred by them in connection with the defense or settlement of any action, suite or proceeding brought or threatened in which they, or any of them, are or might be made parties, or a party, by reason of being or having been directors or officers or a director or officer of the Corporation, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any rights to which those indemnified may be entitled, under any Bylaw, agreement, vote of stockholders, or otherwise.

2.  LEGAL FEES

    The Corporation may also reimburse to any director, officer or employee the reasonable costs of settlement of any action, suit or proceeding, if it shall be found by a majority of a committee composed of the directors not involved in the matter in controversy (whether or not a quorum) that it was to the best interest of the Corporation that the settlement be made and that the director, officer or employee was not guilty of negligence or misconduct.

                            ARTICLE XII-AMENDMENTS
                            ----------------------

    The power to alter, amend, or repeal the Bylaws, or to adopt new Bylaws is vested in the Board of Directors. The Bylaws may contain any provisions for the regulation and management of the affairs of the Corporation not prohibited by Law or the Articles of Incorporation.


    IN WITNESS WHEREOF, the foregoing Bylaws were adopted and approved by the Board of Directors at their meeting duly called and held on the 27/th/ day of

April, 2001.
-----------
                             /s/ G.W. McDonald
                             ------------------------------
                             President of Petrex Corporation



                             /s/ Patricia A. McDonald
                             ---------------------------------
                             Secretary of Petrex Corporation